Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$10,000,000.00	$307.00(1)

(1)	The filing fee of $307.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $210,571.45 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $307.00 is offset against the registration fee due for this offering and of which $210,264.45 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

1

Pricing Supplement No. 2007—MTNDD188, Dated November 7, 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$10,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon Two Baskets of Currencies Due November 13, 2009

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on November 13, 2009. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a supplemental return amount, which will be not less than US$40 per note.

•

The supplemental return amount will be based on the difference between the currency basket A return and the currency basket B return. The currency basket A return will equal the average percentage change in the value of the Australian dollar, British pound, Brazilian real, and Mexican peso relative to the U.S. dollar from November 7, 2007, to the fifth business day before maturity, which we refer to as the valuation date. The currency basket B return will equal the average percentage change in the value of the European Union euro, Swiss franc, Japanese yen, and Czech koruna relative to the U.S. dollar during the same period.

•	If the currency basket A return minus the currency basket B return (expressed as a percentage) is less than 2%, the supplemental return amount per note will equal US$40.

•

If the currency basket A return minus the currency basket B return (expressed as a percentage) is equal to or greater than 2%, the supplemental return amount per note will equal the product of (i) US$1,000 and (ii) the currency basket A return minus the currency basket B return (expressed as a percentage) and (iii) the participation rate of 200%.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000	US$	10,000,000
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc. (before expenses)	US$	1,000	US$	10,000,000

The agent expects to deliver the notes on or about November 13, 2007.

Investment Products	Not FDIC Insured	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the basket currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

The Use of Returns on Two Baskets of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the amount of the maturity payment will depend on the difference between the currency basket A return and currency basket B return, any increase in the values of the basket A currencies may be offset by an increase in the values of the basket B currencies, thereby resulting in a lower return on your investment. This may be true even if all the currencies in both baskets increase in value relative to the U.S. dollar. In addition, because both the currency basket A return and currency basket B return will be based on the sum of the weighted currency return for each basket currency included in the basket, a significant change in the value of one or more of the other currencies in the same basket relative to the U.S. dollar may be substantially or entirely offset by an opposite change in the value of one or more of the other currencies in the same basket relative to the U.S. dollar during the term of the notes.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive 100% of the principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not fully principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the difference between the currency basket A return and the currency basket B return is less than 2.87%, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Australia, United Kingdom, the Federative Republic of Brazil, Mexico, European Union, Switzerland, Japan, the Czech Republic and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Australia, United Kingdom, the Federative Republic of Brazil, Mexico, European Union, Switzerland, Japan, the Czech Republic and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Australia, United Kingdom, the Federative Republic of Brazil, Mexico, European Union, Switzerland, Japan, the Czech Republic and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value of each of the basket currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the basket A currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) or decreases in the value of one or more of the basket B currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause an increase in the market value of the notes because of the expectation that the maturity payment on the notes will increase. Conversely, decreases in the value of one or more of the basket A currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) or increases in one or more of the basket B currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the values of the basket A currencies relative to the U.S. dollar have underperformed compared to the values of the basket B currencies relative to the U.S. dollar, you will likely receive less than the amount you originally invested.

The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the basket currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the basket A currencies or decreases in the interest rates in the countries issuing the basket A currencies relative to the U.S. interest rates may decrease the future value of the basket A currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket A currencies or increases in interest rates in the countries issuing the basket A currencies relative to U.S. interest rates may increase the future value of the basket A currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes.

Increases in U.S. interest rates relative to interest rates in the countries issuing the basket B currencies or decreases in interest rates in the countries issuing the basket B currencies may decrease the future values of the basket B currencies relative to the U.S. dollar, which would tend to increase the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket B currencies or increases in interest rates in the countries issuing the basket B currencies relative to U.S. interest rates may increase the future values of the basket B currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Interest rates may also affect the economies of the countries issuing the basket currencies or of the United States and, in turn, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of each of the basket currencies relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of any of the basket currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon Two Baskets of Currencies Due November 13, 2009 (the “Notes”) are currency-linked securities issued by Citigroup Funding that have a maturity of approximately two year. The Notes pay an amount at maturity that will depend on the difference between (i) the Currency Basket A Return, which is the average percentage change in the value of the Australian dollar, British pound, Brazilian real, and Mexican peso (collectively, the “Basket A Currencies”) relative to the U.S. dollar from November 7, 2007 to the Valuation Date and (ii) the Currency Basket B Return, which is the average percentage change in the value of the European Union euro, Swiss franc, Japanese yen, and Czech koruna (collectively, the “Basket B Currencies” and, together with the Basket A Currencies, the “Basket Currencies”) relative to the U.S. dollar during the same period. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage), each of the Currency Basket A Return and the Currency Basket B Return as measured by each relevant exchange rate, from November 7, 2007 to the Valuation Date, is less than 2%, the payment you will receive at maturity will equal US$1,040 or 104% of your initial investment in the Notes. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage), each of the Currency Basket A Return and the Currency Basket B Return as measured by each relevant exchange rate, from November 7, 2007 to the Valuation date, is equal to or greater than 2%, the payment you will receive at maturity will be 100% of your initial investment in the Notes plus a Supplemental Return Amount, which will be not less than US$40 per Note.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDAUD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Australian dollar (as measured against U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$10,000,000 (10,000 Notes). The Notes will mature on November 13, 2009, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes.

Payment at Maturity

The Notes will mature on November 13, 2009. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus a Supplemental Return Amount, which will not be less than US$40 per Note.

Supplemental Return Amount

The Supplemental Return Amount will be based on the difference between the Currency Basket A Return and the Currency Basket B Return and will be calculated as follows:

•	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than 2%, the Supplemental Return Amount per Note will be US$40.

•

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is equal to or greater than 2%, the Supplemental Return Amount per Note will equal the product of (i) US$1,000 and (ii) the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) and (iii) the participation rate of 200%.

The Currency Basket A Return will equal the sum of the Currency Returns for each of the Basket A Currencies, expressed as a percentage. The Basket A Currencies are the Australian dollar, British pound, Brazilian real, and Mexican peso.

The Currency Return for each of the Basket A Currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Allocation Percentage	(25%)
Starting Exchange Rate

The Currency Basket B Return will equal the sum of the Currency Returns for each of the Basket B Currencies, expressed as a percentage. The Basket B Currencies are the European Union euro, Swiss franc, Japanese yen, and Czech koruna.

The Currency Return for each of the Basket B Currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Allocation Percentage	(25%)
Starting Exchange Rate

The starting exchange rate for the Australian dollar equals the USDAUD exchange rate on the pricing date which was 1.0666. The starting exchange rate for the British pound equals the USDGBP exchange rate on the pricing date which was 0.4752. The starting exchange rate for the Brazilian real equals the USDBRL exchange rate on the pricing date which was 1.7400. The starting exchange rate for the Mexican peso equals the USDMXN exchange rate on the pricing date which was 10.7435. The starting exchange rate for the European Union Euro equals the USDEUR exchange rate on the pricing date which was 0.6793. The starting exchange rate for the Swiss franc equals the USDCHF exchange rate on the pricing date which was 1.1268. The starting exchange rate for the Japanese yen equals the USDJPY exchange rate on the pricing date which was 112.80. The starting exchange rate for the Czech Koruna equals the USDCZK exchange rate on the pricing date which was 18.2951.

The ending exchange rate for the Australian dollar, British pound, Brazilian real, Mexican peso, European Union euro, Swiss franc, Japanese yen, and Czech koruna will equal the USDAUD, USDGBP, USDBRL, USDMXN, USDEUR, USDCHF, USDJPY, and USDCZK exchange rate, respectively, on the Valuation Date, each as calculated by the calculation agent or reported, as described below.

The ending exchange rate for the USDAUD, USDGBP, USDCHF, USDJPY, USDCZK will be calculated using exchange rates provided by the European Central Bank and reported by Bloomberg on Page “ECB3”. Because the European Central Bank does not provide exchange rates for the Australian dollar, British pound, Swiss franc, Japanese yen, and Czech koruna relative to the U.S. dollar, the calculation agent will calculate these rates using the exchange rates for the Australian dollar, British pound, Swiss franc, Japanese yen, and Czech koruna relative to the European Union euro and the exchange rate for the U.S. dollar relative to the European Union euro, each of which are provided by the European Central Bank and reported by Bloomberg on Page “ECB3”.

The Valuation Date will be the fifth Business Day before maturity.

The USDAUD exchange rate will equal the U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollar per one U.S. dollar. The USDAUD exchange rate will be calculated by the calculation agent by dividing the EURAUD exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURAUD exchange rate will equal the European Union euro/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollar per one European Union euro, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDGBP exchange rate will equal the U.S. dollar/British pound exchange rate in the global spot foreign exchange market, expressed as the amount of British pound per one U.S. dollar. The USDGBP exchange rate will be calculated by the calculation agent by dividing the EURGBP exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURGBP exchange rate will equal the European Union euro/British pound exchange rate in the global spot foreign exchange market, expressed as the amount of British pound per one European Union euro, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDCHF exchange rate will equal the U.S. dollar/Swiss franc exchange rate in the global foreign exchange market expressed as the amount of Swiss franc per one U.S. dollar. The USDCHF exchange rate will be calculated by the calculation agent by dividing the EUR/CHF exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURCHF exchange rate will equal the European Union euro/Swiss franc exchange rate in the global spot foreign exchange market, expressed as the amount of Swiss franc per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDJPY exchange rate will equal the U.S. dollar/Japanese yen exchange rate in the global foreign exchange market expressed as the amount of Japanese yen per one U.S. dollar. The USDJPY exchange rate will be calculated by the calculation agent by dividing the EURJPY exchange rate by the EUR/USD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURJPY exchange rate will equal the European Union euro/Japanese yen exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese yen per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDCZK exchange rate will equal the U.S. dollar/Czech koruna exchange rate in the global foreign exchange market expressed as the amount of Czech koruna per one U.S. dollar. The USDCZK exchange rate will be calculated by the calculation agent by dividing the EURCZK exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURCZK exchange rate will equal the European Union euro/Czech koruna exchange rate in the global spot foreign exchange market, expressed as the amount of Czech koruna per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDEUR exchange rate will equal the US dollar/European Union euro exchange rate in the global spot foreign exchange market, expressed as the amount of European Union euro per one U.S. dollar. The USDEUR exchange rate will be calculated by the calculation agent by dividing 1 by the EURUSD exchange rate, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDBRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian real per one U.S. dollar, as reported by Bloomberg on Page “NDFL” in the Brazil row, or any substitute page, for a relevant date.

The USDMXN exchange rate will equal the U.S. dollar/Mexican peso exchange rate in the global foreign exchange market, expressed as the amount of Mexican peso per one U.S. dollar, as reported by Bloomberg on Page “MXFT <Index>“, or any substitute page, for a relevant date.

If any of the EURAUD, EURGBP, EURCHF, EURJPY, EURCZK, or EURUSD is not so reported on Bloomberg page “ECB3”, or any substitute page thereto, or if the USDBRL is not so reported on Bloomberg page “NDFL”, or any substitute page thereto, or if the USDMXN is not so reported on Bloomberg page “MXFT <Index>“, or any substitute page thereto on any relevant day, including November 7, 2007, then the USDAUD, USDGBP, USDBRL, USDMXN, USDEUR, USDCHF, USDJPY, and USDCZK Exchange Rate, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket A Currencies are the Australian dollar, British pound, Brazilian real, and Mexican peso and the Basket B Currencies are the European Union euro, Swiss franc, Japanese yen, and Czech koruna. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Australian dollar in the case of the USDAUD Exchange Rate, the U.S. dollar and the British pound in the case of the USDGBP Exchange Rate, the U.S. dollar and the Brazilian real in the case of the USDBRL Exchange Rate, the U.S. dollar and the Mexican peso in the case of the USDMXN Exchange Rate, the U.S. dollar and European Union euro in the case of the USDEUR Exchange Rate, the U.S. dollar and the Swiss franc in the case of the USDCHF Exchange Rate, the U.S. dollar and the Japanese yen in the case of the USDJPY Exchange Rate, and the U.S. dollar and the Czech koruna in the case of the USDCZK Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

The Australian dollar is the official currency of Australia.

The British pound is the official currency of the United Kingdom.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Mexican peso is the official currency of Mexico.

The European Union euro is the official currency of the European Union.

The Swiss franc is the official currency of Switzerland.

The Japanese yen is the official currency of Japan.

The Czech koruna is the official currency of the Czech Republic.

We have obtained all information in this pricing supplement relating to the Australian dollar, British pound, Brazilian real, Mexican peso, European Union euro, Swiss franc, Japanese yen, Czech koruna and the relevant exchange rates from public sources, without independent verification. Currently, the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Supplemental Return Amount” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	Basket A Currencies
	USDAUD Exchange Rate		USDGBP Exchange Rate		USDBRL Exchange Rate		USDMXN Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	1.9757	1.8778	0.7107	0.6897	2.4691	2.2932	9.2734	9.0160
Second	1.8941	1.7332	0.6987	0.6514	2.8593	2.2709	9.9998	8.9980
Third	1.8981	1.7584	0.6593	0.6332	3.8949	2.8147	10.3578	9.6130
Fourth	1.8441	1.7600	0.6465	0.6203	3.9552	3.4278	10.4393	9.9383
2003
Quarter
First	1.7762	1.6212	0.6421	0.6056	3.6623	3.2758	11.2250	10.3280
Second	1.6832	1.4903	0.6452	0.5944	3.3359	2.8491	10.7651	10.1068
Third	1.5708	1.4663	0.6399	0.5989	3.0740	2.8219	11.0475	10.3490
Fourth	1.4693	1.3303	0.6038	0.5580	2.9546	2.8268	11.3985	10.9582
2004
Quarter
First	1.3698	1.2552	0.5602	0.5247	2.9878	2.8022	11.2103	10.8172
Second	1.4628	1.3066	0.5710	0.5409	3.2051	2.8743	11.6328	11.1598
Third	1.4492	1.3643	0.5639	0.5346	3.0747	2.8586	11.6005	11.3453
Fourth	1.3868	1.2641	0.5614	0.5121	2.8847	2.6544	11.5390	11.1213
2005
Quarter
First	1.3235	1.2574	0.5387	0.5194	2.7621	2.5621	11.4018	10.9790
Second	1.3368	1.2785	0.5576	0.5221	2.6598	2.3504	11.2307	10.7610
Third	1.3516	1.2928	0.5765	0.5412	2.4656	2.2222	10.8936	10.5809
Fourth	1.3731	1.3090	0.5851	0.5601	2.3735	2.1633	10.9408	10.4097
2006
Quarter
First	1.4202	1.3237	0.5805	0.5586	2.3460	2.1067	10.9633	10.4303
Second	1.3950	1.2861	0.5784	0.5272	2.3711	2.0586	11.4809	10.8381
Third	1.3472	1.2979	0.5489	0.5243	2.2188	2.1282	11.1901	10.7480
Fourth	1.3442	1.2655	0.5389	0.5058	2.1870	2.1331	11.0842	10.7093
2007
Quarter
First	1.2958	1.2355	0.5214	0.5025	2.1556	2.0504	11.1917	10.7708
Second	1.2293	1.1762	0.5085	0.4989	2.0478	1.9047	11.0336	10.7131
Third	1.2794	1.1300	0.5048	0.4849	2.1124	1.8389	11.2676	10.7207
Fourth (through November 7)	1.1379	1.0666	0.4929	0.4752	1.8284	1.7325	10.9224	10.6639

The USDAUD Exchange Rate, as calculated by dividing the EURAUD exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on November 7, 2007 was 1.0666. The USDGBP Exchange Rate, as calculated by dividing the EURGBP exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on November 7, 2007 was 0.4752. The USDBRL Exchange Rate appearing on Bloomberg page “NDFL” on November 7, 2007 was 1.7400. The USDMXN Exchange Rate appearing on Bloomberg page “MXFT<Index>“ on November 7, 2007 was 10.7435.

	Basket B Currencies
	USDEUR Exchange Rate		USDCHF Exchange Rate		USDJPY Exchange Rate		USDCZK Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	1.1658	1.1064	1.7179	1.6412	134.81	127.88	37.075	35.082
Second	1.1412	1.0025	1.6735	1.4758	133.39	118.50	35.017	29.340
Third	1.0364	0.9856	1.5252	1.4424	123.25	115.71	32.021	29.135
Fourth	1.0272	0.9536	1.5082	1.3850	125.29	118.61	31.727	30.111
2003
Quarter
First	0.9637	0.9025	1.4056	1.3235	121.46	116.56	30.277	28.666
Second	0.9450	0.8403	1.4055	1.2838	120.96	115.95	29.844	26.394
Third	0.9274	0.8582	1.4236	1.3220	120.54	110.54	30.061	27.329
Fourth	0.8754	0.7918	1.3745	1.2335	111.11	106.93	27.952	25.661
2004
Quarter
First	0.8252	0.7777	1.3017	1.2200	112.17	103.87	27.196	25.384
Second	0.8473	0.8117	1.3139	1.2373	114.83	103.75	27.655	25.384
Third	0.8345	0.8057	1.2847	1.2247	112.26	108.17	26.512	25.122
Fourth	0.8152	0.7335	1.2655	1.1326	111.24	102.32	25.654	22.343
2005
Quarter
First	0.7836	0.7404	1.2215	1.1434	107.49	102.04	23.479	21.970
Second	0.8296	0.7647	1.2835	1.1803	110.78	104.39	24.913	23.021
Third	0.8415	0.7974	1.3066	1.2306	113.29	109.02	25.410	23.176
Fourth	0.8571	0.8235	1.3247	1.2736	121.06	113.49	25.128	24.115
2006
Quarter
First	0.8456	0.8134	1.3194	1.2591	119.06	113.51	24.548	23.107
Second	0.8290	0.7717	1.3100	1.1999	118.74	109.36	23.685	21.869
Third	0.8012	0.7741	1.2581	1.2218	118.02	113.84	22.802	21.759
Fourth	0.7990	0.7501	1.2719	1.1916	119.61	114.58	22.642	20.766
2007
Quarter
First	0.7756	0.7490	1.2550	1.2052	122.05	115.36	21.851	20.742
Second	0.7526	0.7327	1.2450	1.2016	124.06	117.72	21.500	20.592
Third	0.7460	0.7052	1.2201	1.1689	123.43	113.53	21.158	19.417
Fourth (through November 7)	0.7124	0.6793	1.1875	1.1268	117.76	112.80	19.579	18.295

The USDEUR Exchange Rate, as calculated by dividing 1 by the EURUSD exchange rate, as as reported on Bloomberg page “ECB3” on November 7, 2007 was 0.6793. The USDCHF Exchange Rate, as calculated by dividing the EURCHF exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on November 7, 2007 was 1.1268. The USDJPY Exchange Rate, as calculated by dividing the EURJPY exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on November 7, 2007 was 112.80. The USDCZK Exchange Rate, as calculated by dividing the EURCZK exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on November 7, 2007 was 18.2951.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign-currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the basket, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 4.70%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$1,097.37 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$6.14 in 2007; US$47.84 in 2008; and US$43.39 in 2009 (adjusted as described in the second paragraph below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $10,000,000 principal amount of Notes (10,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of the pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus supplement and prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$10,000,000 principal amount

Notes Based Upon Two Baskets of Currencies

Due November 13, 2009

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 7, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)